SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2023 (Report No. 12)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On August 29, 2023, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Leading Independent Proxy Advisory Firm Glass Lewis Recommends Shareholders Vote FOR Nano’s Nominees and AGAINST Murchinson Slate.” A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On August 30, 2023, the Registrant issued: (i) a press release titled “Nano Dimension Highlights Recommendations from Leading Independent Proxy Advisors – ISS and Glass Lewis – FOR Nano Nominees,” a copy of which is furnished herewith as Exhibit 99.2 and incorporated by reference herein; and (ii) a press release titled “Nano Dimension Reminds Shareholders to Protect Their Investment and VOTE TODAY FOR Its Highly Qualified Nominees,” a copy of which is furnished herewith as Exhibit 99.3 and incorporated by reference herein.

On August 31, 2023, the Registrant issued a press release titled “Final Reminder for Nano Dimension Shareholders to Vote FOR Its Highly Qualified Director Nominees,” a copy of which is furnished herewith as Exhibit 99.4 and incorporated by reference herein.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on August 29, 2023, titled “Leading Independent Proxy Advisory Firm Glass Lewis Recommends Shareholders Vote FOR Nano’s Nominees and AGAINST Murchinson Slate.”
99.2	Press release issued by Nano Dimension Ltd. on August 30, 2023, titled “Nano Dimension Highlights Recommendations from Leading Independent Proxy Advisors – ISS and Glass Lewis – FOR Nano Nominees.”
99.3	Press release issued by Nano Dimension Ltd. on August 30, 2023, titled “Nano Dimension Reminds Shareholders to Protect Their Investment and VOTE TODAY FOR Its Highly Qualified Nominees.”
99.4	Press release issued by Nano Dimension Ltd. on August 31, 2023, titled “Final Reminder for Nano Dimension Shareholders to Vote FOR Its Highly Qualified Director Nominees.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: August 31, 2023	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Operating Officer

2